UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A
_________________________________

Date of Report: November 14, 2019

Belpointe REIT, Inc
(Exact name of issuer as specified in its charter)

Maryland	83-1314648
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

125 Greenwich Avenue, 3rd Floor Greenwich, Connecticut 06830
(Full mailing address of principal executive offices)

(203) 622-6000
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, $0.01 par value

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Item 9. Other Events

References to “we,” “us,” “our” or the “Company” refer to Belpointe REIT, Inc. and its subsidiaries, taken together, unless context otherwise requires.

Forward-Looking Statements

This current report on Form 1-U contains forward-looking statements about our business, operations and financial performance, including, in particular, statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed under the Risk Factors heading in our offering circular dated February 13, 2019 and elsewhere in this current report on Form 1-U. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved.

Status of our Regulation A Offering

As discussed in greater detail below, we are currently offering a maximum amount of up to $50,000,000 of shares of our common stock, par value $0.01 per share (the “Common Stock”), pursuant to an offering statement qualified by the Securities and Exchange Commission (the “SEC”) on February 11, 2019 (the “Offering”). See “Quarterly Financial Statements for the Period Ended September 30, 2019 – Overview.”

As of September 30, 2019, we have raised total gross Offering proceeds of $10,848,700 (including proceeds received in a private placement to Belpointe, LLC, our sponsor). For the period from October 1, 2019 through November 7, 2019, we have received approximately $2,577,600 in additional subscriptions in connection with the Offering.

OTCXQ Quotation

We currently anticipate that our Common Stock will be approved for quotation on the OTCQX under the ticker symbol “BELP” shortly after the filing date of this current report on Form 1-U. The OTCQX is the top tier of the three market tiers that comprise OTC Link ATS, an alternative trading system and electronic inter-dealer quotation system that displays quotes, last sale prices and volume information in exchange-listed securities, for over-the-counter equity securities, foreign equity securities and certain corporate debt securities.

Qualified Opportunity Zone Property Acquisition

On November 8, 2019, BPOZ 1991 Main, LLC, a Delaware limited liability company (“BPOZ”), the majority-owned subsidiary of our operating partnership, Belpointe REIT OP, LP, a Delaware limited partnership (our “Operating Partnership”), closed on the acquisition of a 5.3-acre site, consisting of an 808-space parking garage and a 250,000 square foot two story former shopping mall located at 1991 Main Street, Sarasota, Florida 34236 (“1991 Main”), for a purchase price of approximately $21,804,147. We funded the

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acquisition costs, inclusive of related fees and transaction costs, with proceeds from our Offering and a 60% senior secured acquisition loan from First Florida Integrity Bank (the “Acquisition Loan”). The Acquisition Loan has an eighteen-month term and is payable in consecutive monthly payments of interest only, with the outstanding principal balance plus any accrued and unpaid interest due upon maturity. The Acquisition Loan bears interest at a fixed rate of 4.75% per annum and is guaranteed by our Chief Executive Officer and President.

BPOZ will be managed by an affiliate of Belpointe REIT Manager, LLC, our manager. BPOZ intends to partner with a codeveloper to redevelop 1991 Main into a 418-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 50,000 square feet of retail space located on the first two levels.

We anticipate 1991 Main will consist of two high-rise buildings with 7-stories in the front and 10-stories in the rear, each building will have a clubroom, fitness center, center courtyards with swimming pools and rooftop terrace as well as a leasing office. 1991 Main is located in downtown Sarasota, less than one mile from Route 41 and five miles from Interstate 75, with shopping, dining and arts all within walking distance.

There is an existing 808-space parking garage included as part of the 1991 Main acquisition, we anticipate adding an additional 125 plus surface spaces and on-street spaces.

We have also acquired the right to purchase an existing 0.5-acre ground lease on the corner of Main Street and Links Avenue upon expiration of the current ground lease in January 2022 based on an appraisal method defined in the current ground lease.

The 1991 Main acquisition meets several of our investment criteria strategies:

•	Located in a Desirable Place to Live—U.S. News & World Report ranks Sarasota as the 18th best place to live in the United States for 2018 and the 3rd best place to retire.
•	A Growing Population—Sarasota was included in Forbes annual list of America’s fastest-growing cities for 2018.
•	Un-reproducible Urban Location—1991 Main is located within the historic downtown Sarasota area along Main Street. It is surrounded by four of the largest office buildings in downtown and is kiddy-corner from the County Government center.
•	Walkable Downtown—1991 Main has a walkable score of 96 according to JLL and is located next to a movie theater and directly across the street from a restaurant row with a Cold Stone Creamery, a sushi restaurant, the best sandwich shop in the region, a large popular sports bar with indoor and outdoor seating and several beauty salons and spas.
•	Employment and Economic Growth—Sarasota has an unemployment rate of 2.9% as of September 2019, which is well below the national average. Sarasota County employment is projected to grow by 1.5% per year for the next seven years, which is approximately 3,000 jobs per year according to the Florida Department of Economic Opportunity.
•	Diverse Employment—Sarasota is headquarters to a diverse group of companies, such as Boar’s Head Provisions located next door to 1991 Main. Other headquarters in the area include CAE Healthcare, PGT Innovations, Tervis, Sun Hydraulics and Voalte. 1991 Main is surrounded by three of the largest office buildings in Sarasota and other neighboring tenants include BB&T, SunTrust, RBC Wealth Management, Merrill Lynch, and the Herald Tribune. The Sarasota area
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has a large number of universities including USF, Florida State’s College of Medicine campus, Ringling College, SOF, Keiser College and New College of Florida.
•	Housing Demand—According to JLL, the housing demand for the Northport-Sarasota-Bradenton MSA is 5,700 new units between 2018 – 2021, but only 2,175 housing units will be delivered in that timeframe causing a short fall of 3,525 units by the completion of construction.

Quarterly Financial Statements for the Period Ended September 30, 2019

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated condensed financial statements and related notes thereto included elsewhere in this current report on Form 1-U.

Overview

Belpointe REIT, Inc. is a Maryland corporation formed to originate, invest in and manage a diversified portfolio of commercial real estate assets. All of our assets are held by, and all of our operations will be conducted through our Operating Partnership, either directly or through its subsidiaries. We are the sole general partner of our Operating Partnership. See “Note 1 – Formation and Organization” in the notes to our unaudited condensed consolidated financial statements included in this current report for a description of our Company.

We are externally managed by Belpointe REIT Manager, LLC, a Delaware limited liability company (our “Manager”). Our Manager is an affiliate of our sponsor, Belpointe, LLC (our “Sponsor”). Our Sponsor is a private real estate investment firm that provides investment management services to a range of institutional, family office and high net worth clients.

We are currently offering a maximum amount of up to $50,000,000 of shares of our Common Stock pursuant to an offering statement qualified by the SEC on February 11, 2019.

We expect to use substantially all of the net proceeds from the Offering to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties. We may also acquire, to a limited extent, other real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate companies. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We expect that at least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a qualified opportunity fund. Because we will be a qualified opportunity fund, certain of our investors will be eligible for favorable capital gains tax treatment on their investments.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to shareholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We intend to qualify as a REIT for federal income tax purposes beginning with the taxable year ending December 31, 2020 or such later date as determined by our Board of Directors. See “Note 2 – Summary of Significant Accounting Policies – Income Taxes” in the notes to our unaudited condensed consolidated financial statements included in this current report for a description of REIT taxation.

We have adopted a quarterly stockholder redemption plan whereby, beginning 12 months from the qualification of our offering statement and subject to certain restrictions and limitations, we will provide our stockholders with the opportunity to have their shares of Common Stock redeemed. See “Note 5 – Stockholder Redemption Plan” in the notes to our unaudited condensed consolidated financial statements included in this current report for a description of the plan.

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Results of Operations

Revenue

We commenced operations in June 2019, having raised the $2,000,000 minimum amount required under the terms of our Offering. As of September 30, 2019, we have raised total gross Offering proceeds of $10,848,700 (including proceeds received in a private placement to our Sponsor).

Our operating activity for the nine months ended September 30, 2019 has focused on conducting our Offering and sourcing and originating qualified opportunity zone investment opportunities. As of the nine months ended September 30, 2019, we earned no revenue and made no investments.

Expenses

Pursuant to the terms of a management agreement between our Manager, the Company and our Operating Partnership (the “Management Agreement”), we are obligated to reimburse our Manager, or its affiliates, as applicable, for organization and Offering expenses paid on our behalf. In addition, pursuant to the terms of a support agreement between our Manager and our Sponsor (the “Support Agreement”), our Sponsor is entitled to reimbursement of expenses incurred on our behalf to the extent that we would be obligated to reimburse our Manager for those expenses pursuant to the terms of the Management Agreement. See “Note 3 – Related Party Arrangements” and “Note 4 – Economic Dependency” in the notes to our unaudited condensed consolidated financial statements included in this current report for a description of our related party transactions.

For the nine months ended September 30, 2019, we incurred general and administrative expenses of $184,579 which includes auditing and professional fees, bank fees, organizational costs and other costs and expenses associated with the organization and operation of our business. For the nine months ended September 30, 2019, we incurred $60,223 in reimbursable expenses related to conducting our Offering.

Asset Management Fee

For the nine months ended September 30, 2019, we have accrued asset management fees of $30,034. See “Note 3 – Related Party Arrangements” in the notes to our unaudited condensed consolidated financial statements included in this current report for a description of the calculation of our management fee.

Cash Flows

For the nine months ended September 30, 2019, we have financed our operations primarily through the issuance of our Common Stock and have raised total gross Offering proceeds of $10,848,700 (including $10,000 received in a private placement to our Sponsor). See “Note 1 – Formation and Organization” and “Note 6 – Subsequent Events” in the notes to our unaudited condensed consolidated financial statements included in this current report for a description of our financing activities.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. We will initially obtain the capital resources required to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties and real estate related assets primarily from the net proceeds of our Offering, and any future offerings that we may conduct, secured or unsecured financings from banks and other lenders and undistributed cash flow from operations.

Our Manager and its affiliates, including our Sponsor, have funded our capital resources on a short-term basis by advancing us substantially all of our organization, operation and Offering expenses pursuant to the

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terms of our Management Agreement and the Support Agreement. We expect our Manager and its affiliates, including our Sponsor, to continue to fund our short-term capital resource needs through advancement of reimbursable expenses until such time as we have sufficient funds to pay such costs and expenses. As of September 30, 2019, approximately $2,621 in reimbursable expenses are due to our Sponsor and Manager.

We are dependent on the net proceeds from our Offering to conduct our operations. Having only completed a portion of our ongoing Offering, we may face challenges related to ensuring that we have adequate capital resources on a long-term basis. If we are unable to raise additional funds from our Offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific investments we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of available capital resources, reducing our capacity to generate income and limiting our ability to make distributions.

We may employ leverage in order to provide more capital to fund our investment activities. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance our investment returns. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized investments, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Partnership. As of the nine months ended September 30, 2019, we had no outstanding debt from banks or other lenders and have not received a commitment from any lender to provide us with financing.

Trend Information

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may reasonably be anticipated to have a material effect on our potential revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition, other than those discussed under the Risk Factors heading in our offering circular dated February 13, 2019.

We believe that the near and intermediate-term market for investment in targeted commercial real estate properties and real estate related assets in select qualified opportunity zones is compelling on a risk-adjusted basis. We will initially focus on the development or redevelopment of qualified opportunity zone investments in opportunity zones that have completed, or are engaged in, the revitalization process, which are expected to be located within 75 miles of metropolitan markets. Given the recent concentration of investment capital in increasingly larger deals in major metropolitan areas, we believe that there will be less competition for our targeted assets. Additionally, we expect to greatly benefit from the resources provided by our Sponsor, its vertically integrated real estate platform and the experience of its principals.

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Financial Statements (Unaudited)

F-1

	As of September 30, 2019	As of December 31, 2018
	(unaudited)

Assets
Cash	$10,398,405	$10,000
Deposits	250,000	—
Total Assets	$10,648,405	$10,000

Liabilities
Accounts Payable, affiliate	$24,167	$—
Accrued management fees	20,340	—
Total Liabilities	44,507	—

Commitements and Contingencies
Stockholders' Equity:
Preferred stock, $.01 par value, 100,000,000 authorized,
none issued and outstanding.	—	—
Common stock, $.01 par value, 900,000,000 and 1,000
shares authorized, 108,487 and 100 shares issued and
outstanding at September 30, 2019 and December
31, 2018, respectively	1,085	1
Additional paid-in capital	10,787,392	9,999
Retained earnings (accumulated deficit)	(184,579)	—
Total Equity	10,603,898	10,000
Total Liabilities and Stockholders' Equity	$10,648,405	$10,000

See notes to financial statements

F-2

		For the Period Beginning
	For the Nine Months Ended	June 19, 2018 (formation) to
	September 30, 2019	September 30, 2018

Revenues	$—	$—

Operating Expenses
general & administrative expenses	(184,579)	—

Net Loss	$(184,579)	$—

Net loss per basic and diluted common share:	$(3.48)	$—

Weighted average number of common shares
outstanding, basic and diluted:	53,069	100

See notes to financial statements

F-3

	Common Stock		Additional
	Shares	Amount	Paid in Capital	Accumulated Deficit	Total

Balance at January 1, 2019	100	$1	$9,999	$—	$10,000

Proceeds from issuance of	108,387	1,084	10,837,616	—	10,838,700
common shares

Offering costs	—	—	(60,223)	—	(60,223)

Net loss	—	—	—	(184,579)	(184,579)

Balance at September 30, 2019	108,487	$1,085	$10,787,392	$(184,579)	$10,603,898

See notes to financial statements

F-4

		For the Period
	For the Nine Months Ended	Beginning June 19, 2018 (formation) to
	September 30, 2019	September 30, 2018

OPERATING ACTIVITIES

Net loss	$(184,579)	$—

Accounts Payable and Accrued Expenses	44,507	—

Net Cash Used in Operating Activities	(140,072)	$—

Investing Activities

Deposit	(260,000)	—

Net Cash Used in Investing Activities	(260,000)	—

FINANCING ACTIVITIES

Proceeds of issuance of common shares, net of offering costs	10,778,477	—

Net Cash Provided by Financing Activities	10,778,477	—

Net Cash Increase for Period	$10,388,405	$—
Cash at Beginning of Period	10,000	—

Cash at End of Period	$10,398,405	$—

Supplemental disclosure of non cash financing activity

Stock subscription receivable for issuance of
equity to Belpointe LLC	$—	$10,000

See notes to financial statements

F-5

BELPOINTE REIT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.                    Formation and Organization

Belpointe REIT, Inc. (the “Company”) was formed on June 19, 2018, as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its fiscal year ending December 31, 2020 or such later date as determined by the Company’s Board of Directors. The Company was organized to initially function as a qualified opportunity fund, as defined in the Internal Revenue Code of 1986, as amended (the “Code”). As a qualified opportunity fund, the Company’s primary purpose is to identify, acquire and development or redevelopment properties located within qualified opportunity zones. All of the Company’s assets will be held by, and all of its operations will be conducted through, an operating partnership, Belpointe REIT OP, LP, a Delaware limited partnership (the “Operating Partnership”), either directly or through one or more subsidiaries. The Company will be the sole general partner of the Operating Partnership. All of the Company’s business will be externally managed by Belpointe REIT Manager, LLC (the “Manager”), a Delaware limited liability company.

The Company has filed an offering statement on Form 1-A with the Securities and Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to $50,000,000 in shares of its common stock, for an initial price of $100 per share. The Offering was qualified by the SEC on February 11, 2019.

The Company’s Amended and Restated Articles of Incorporation (the “Charter”) authorizes the issuance of: (i) 900,000,000 shares of common stock, par value $0.01 per share, and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share. The Company will issue up to 500,000 shares of common stock in the Offering. The Company may increase the number of shares of common or preferred stock issuable under its Charter without stockholder consent. As of September 30, 2019, the Company has issued 108,487 shares of common stock for an aggregate purchase price of $10,848,700.

2.                    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements and related notes thereto included in the Company’s Special Report on Form 1-K, which was filed with the SEC on June 11, 2019. The unaudited condensed consolidated financial statements as of September 30, 2019 and for the nine months ended September 30, 2019 and period ended September 30, 2018, and certain related notes thereto, are unaudited, have not been reviewed, and may not include year-end adjustments necessary to make those unaudited condensed consolidated financial statements comparable to audited results.

Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Operating Company and its wholly owned subsidiary BPOZ 1991 Main, LLC, a Delaware limited liability company (“BPOZ”).

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

F-6

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Deposits

From time to time, in the ordinary course of business, the Company, either directly or through one or more of its subsidiaries will make deposits in connection with the acquisition of properties. These deposits are placed before the closing process has occurred. If the Company acquires the property after placing the deposit, the deposit will be credited to the purchase price. If the Company does not acquire the property after placing the deposit, the deposit will be returned to the Company

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the terms of a management agreement between the Manager, the Company and the Operating Partnership (the “Management Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016- 02, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders.

Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

F-7

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

3.                    Related Party Arrangements

Belpointe REIT Manager, LLC

The Company has entered into the Management Agreement with the Manager.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for the actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Expense reimbursements payable to the Manager also may include expenses incurred by Belpointe, LLC (the “Sponsor”) in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor. At September 30, 2019, $2,621 is due to the Manager under the above arrangement.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.75%, which, until 12 months following the commencement of the Offering (February 13, 2019), will be based on the offering proceeds as of the end of each quarter, and thereafter will be based on the Company’s net asset value (“NAV”) at the end of each prior quarter. As of September 30, 2019, the management fee incurred totaled $30,034.

4.                Economic Dependency

Under the Management Agreement, the Company has engaged the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.                Stockholder Redemption Plan

The Company has adopted a stockholder redemption plan whereby, on a quarterly basis, commencing 12 months from qualification of the Company’s Offering, an investor has the opportunity to obtain liquidity. Redemptions may be made upon written request to the Company at least 15 business days prior to the end of the applicable quarter. The Company intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”). Share repurchases under the stock redemption plan will be effected at a repurchase price equal to the Company’s NAV per share for the quarter in which the Redemption Date occurs.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed stockholders, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT (for example, if a redemption request would cause a non-redeeming stockholder to violate the ownership limits in the Company’s Charter or if a redemption constitutes a “dividend equivalent” redemption that could give rise to a preferential dividend issue, to the extent applicable). Therefore, a stockholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

F-8

6.                Subsequent Events

Management has evaluated subsequent events to determine if events or transactions through the date the unaudited condensed consolidated financial statements were available for issuance, require potential adjustment to or disclosure in the unaudited condensed consolidated financial statement. Management has evaluated the activity of the Company through November 14, 2019. From the period beginning October 1, 2019 and continuing through November 14, 2019, approximately $2,577,600 has been received by the Company in connection with the offering described in “Note 1 — Formation and Organization”. On November 8, 2019, BPOZ closed on the purchase of a qualified opportunity zone property for approximately $21,804,147. Payment for the purchase was made through debt totaling approximately $12,000,000 and equity totaling approximately $10,540,000.

F-9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich Connecticut on November 14, 2019.

Belpointe REIT, Inc.

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer